UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2006

Commission file number 0-30070

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street. Airport City, Lod 70151• ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

                                                                                                               a

On May 8, 2006, AudioCodes Ltd. (the “Company”) issued a press release announcing revenues and net income for the first quarter of 2006. A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1. Press Release, dated May 8, 2006, announcing revenues and net income for the first quarter of 2006.

The information set forth in the second paragraph, the first and second sentences of the third paragraph and the fourth paragraph of, and the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed interim consolidated statements of cash flows contained in, the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’ s Registration Statement on Form F-3, Registration No. 333-117703; (ii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-123859; (iii)the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: /s/ Nachum Falek
Nachum Falek
Chief Financial Officer and
Vice President Finance

Dated: May 9, 2006

EXHIBIT INDEX

Exhibit No. Description

1. Press Release, dated May 8, 2006, announcing revenues and net income for the first quarter of 2006.

P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4072 shirley@audiocodes.com	Erik Knettel, The Global Consulting Group Tel: +1-646-284-9415 eknettel@hfgcg.com

AudioCodes Reports First Quarter 2006 Results

Quarterly Revenues Increased to a Record $31.3 Million, Up 2.3% Sequentially and 16.4% Year-over-Year

Lod, Israel - May 8, 2006 - AudioCodes (Nasdaq: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the first quarter ended March 31, 2006.

Revenues for the first quarter ended March 31, 2006 were a record $31.3 million compared to $30.6 million for the quarter ended December 31, 2005 and $26.9 million for the quarter ended March 31, 2005. First quarter revenues grew 2.3% sequentially and increased 16.4% compared to the first quarter of 2005.

For the first quarter of 2006 net income on GAAP basis was $2.3 million, or $0.05 per diluted share. SFAS No. 123R became applicable to the Company effective January 1, 2006 and, as a result, the Company recorded $2.1 million of stock-based compensation expense in the first quarter of 2006. Excluding this stock-based compensation expense, net income on a non-GAAP basis for the first quarter of 2006 was $4.3 million, or $0.10 per diluted share1 , compared to net income of $3.9 million, or $0.09 per diluted share, in the fourth quarter of 2005 and $3.0 million, or $0.07 per diluted share, for the corresponding period last year. Non-GAAP net income which excludes the effect of stock-based compensation expense is reported in order to facilitate financial results tracking and comparison with previously reported financial results.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $227.6 million as of March 31, 2006 compared to $220.3 million as of December 31, 2005 and $209.6 million as of March 31, 2005.

“In the first quarter of 2006, we experienced increased demand for AudioCodes’ media gateways and media servers that resulted in record revenues and our eighteenth consecutive quarter of top line growth. We secured important design wins and partnerships in fixed mobile convergence, Voice over Broadband, and SIP applications which will all eventually converge on an IMS core network. We also broadened our global sales coverage and established closer relationships with service providers, OEMs, and Channels which provide a strong foundation for future growth,” stated Shabtai Adlersberg, President, Chairman and CEO of AudioCodes.

Conference Call & Webcast Information
AudioCodes will conduct a conference call on May 9, 2006 to discuss the first quarter 2006 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™ - AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets.

1 Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. Our management believes the Non-GAAP information is useful because it can enhance the understanding of our ongoing economic performance and therefore uses internally the Non-GAAP information to evaluate and manage our operations. We have chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how we analyze our operating results.

AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2006	2005
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$96,412	$70,957
Short-term bank deposits and structured notes	62,520	61,929
Short-term marketable securities and accrued interest	18,693	9,863
Trade receivables, net	17,919	17,990
Other receivables and prepaid expenses	4,732	4,891
Inventories	13,020	11,562

Total current assets	213,296	177,192

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	10,050	27,781
Long-term marketable securities	39,897	49,791
Investments in companies	2,425	1,112
Deferred tax assets	2,794	2,489
Severance pay funds	5,560	5,406

Total long-term investments	60,726	86,579

PROPERTY AND EQUIPMENT, NET	6,301	6,494

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	3,059	3,279

GOODWILL	18,677	18,679

Total assets	$302,059	$292,223

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,097	$7,774
Other payables and accrued expenses	19,249	18,620

Total current liabilities	25,346	26,394

ACCRUED SEVERANCE PAY	6,170	5,887

SENIOR CONVERTIBLE NOTES	120,880	120,836

Total shareholders' equity	149,663	139,106

Total liabilities and shareholders' equity	$302,059	$292,223

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31,
	2006	2005
	(Unaudited)

Revenues	$31,334	$26,928

Cost of revenues	12,693	10,942

Gross profit	18,641	15,986

Operating expenses:
Research and development, net	7,289	5,668
Selling and marketing	8,075	5,876
General and administrative	1,810	1,411

Total operating expenses	17,174	12,955

Operating income	1,467	3,031
Financial income, net	1,109	328
Equity in losses of affiliated companies	173	256

Income before taxes on income	2,403	3,103
Taxes on income, net	126	140

Net income	$2,277	$2,963

Basic net earnings per share	$0.06	$0.07

Diluted net earnings per share	$0.05	$0.07

Weighted average number of shares used in computing basic net earnings per share (in thousands)	41,049	40,027

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	43,938	43,549

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended
	March 31,
	2006	2005
	(Unaudited)

Revenues	$31,334	$26,928

Cost of revenues *)	12,559	10,942

Gross profit	18,775	15,986

Operating expenses:
Research and development, net *)	6,581	5,668
Selling and marketing *)	7,222	5,876
General and administrative *)	1,454	1,411

Total operating expenses	15,257	12,955

Operating income	3,518	3,031
Financial income, net	1,109	328
Equity in losses of affiliated companies	173	256

Income before taxes on income	4,454	3,103
Taxes on income, net	126	140

Non-GAAP net income	$4,328	$2,963

Non-GAAP diluted net earnings per share	$0.10	$0.07

Weighted average number of shares used in computing non-GAAP diluted net earnings per share (in thousands)	50,619	43,549

*) Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

Three months ended March 31,
2006
(Unaudited)
Cash flows from operating activities:
Net income	$2,277
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	862
Net loss from sale of marketable securities	15
Amortization of marketable securities premiums and accretion of discounts, net	60
Equity in losses of affiliated companies	173
Increase in accrued severance pay, net	129
Stock-based compensation expenses	2,051
Amortization of senior convertible notes discount and deferred charges	49
Decrease in accrued interest on marketable securities, bank deposits and structured notes	13
Increase in deferred tax assets	(303)
Decrease in trade receivables, net	71
Increase in other receivables and prepaid expenses	(349)
Increase in inventories	(1,458)
Decrease in trade payables	(1,677)
Increase in other payables and accrued expenses	629

Net cash provided by operating activities	2,542

Cash flows from investing activities:
Proceeds from sale of marketable securities	979
Proceeds from sale of bank deposits	17,209
Investments in companies	(1,136)
Purchase of property and equipment	(454)

Net cash provided by investing activities	16,598

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	6,315

Net cash provided by financing activities	6,315

Increase in cash and cash equivalents	25,455
Cash and cash equivalents at the beginning of the period	70,957

Cash and cash equivalents at the end of the period	$96,412